UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Vysis, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

928961101

(CUSIP Number)

Daniel B. Pinkert
BP America Inc.
200 East Randolph Drive
Mail Code 2106
Chicago, Illinois 60601
(312) 856-3025

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 2, 2001

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. This document is being electronically filed with the Commission using the EDGAR System. See Rule 13f-1 (a) for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ACT”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928961101

  NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

  BP p.l.c.; IRS No.: None
  BP America Inc.; IRS No. : 94-2257553
  BP Corporation North America Inc.; IRS No.: 36-1812780
  Amoco Technology Company; IRS No.: 36-3247360

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                      (a) [ x ]
                                                                                                                      (b) [    ]

  SEC USE ONLY

  SOURCE OF FUNDS
  OO

  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(d) or 2(e)                                                                  [   ]

  CITIZENSHIP OR PLACE OF ORGANIZATION
  BP, p.l.c. -- England and Wales
  BP America Inc. - Delaware
  BP Corporation North America Inc. -- Indiana
  Amoco Technology Company -- Delaware

	7.	SOLE VOTING POWER
NUMBER OF		6,662,682 SHARES - AMOCO TECHNOLOGY COMPANY
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		6,662,682 SHARES - AMOCO TECHNOLOGY COMPANY
WITH
	10.	SHARED DISPOSITIVE POWER
		0

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  6,662,682 SHARES

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
  SHARES                                                                                                                   [   ]

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  65.5% (based on 10,171,253 shares outstanding as reported in the first quarter 2001 report on Form 10-Q of Vysis, Inc.)

  TYPE OF REPORTING PERSON
  CO

RELATING TO THE COMMON STOCK OF
VYSIS, INC.

Only the information reported for the following Items in this Amendment No. 2 to Schedule 13D are amended from the initial Schedule 13D reporting ownership of Vysis common stock filed by Amoco Corporation dated February 20, 1998, and the first amendment thereto filed by BP Amoco p.l.c. dated September 23, 1999 (the previous filings both collectively referred to as “the Schedule 13D”). Unless specifically hereby amended, the information in the Schedule 13D remains unchanged. Unless otherwise defined herein, all defined terms used herein have the same meaning as in the Schedule 13D.

Item 2.                           Identity and Background.

  Item 2 to the Schedule 13D is hereby supplemented and amended as follows:

This statement is being filed by Amoco Technology Company (“ATC”), its parent companies, BP Corporation North America Inc. and BP America Inc., and its ultimate parent company, BP, p.l.c. Effective May 1, 2001, BP Amoco p.l.c. changed its name to BP p.l.c. (“BP”), and BP Amoco Corporation changed its name to BP Corporation North America Inc. There have been changes to the executive officers and directors of BP p.l.c., and Amoco Technology Company, which are reflected on the attached Schedules I and II, respectively.

Item 4.                           Purpose of the Transaction.
  Item 4 to the Schedule 13D is hereby amended in its entirety to read as follows:

The 6,662,682 shares Common Stock of Vysis owned by ATC, constituting 65.5% of the outstanding Vysis Common Stock, is held as an investment. ATC and BP have determined that ATC’s investment in Vysis Common Stock is not strategic. ATC and BP are evaluating alternatives for divestment of all or a portion of ATC’s holdings in Vysis Common Stock. Any sale may involve a privately negotiated transaction, an underwritten public offering, a merger or other strategic transaction for Vysis, or any other form of transaction. The sale of the stock is subject to such factors as the price and liquidity of the Common Stock, subsequent developments affecting Vysis, its business and prospects, general stock market and economic conditions, tax considerations, regulatory restrictions, and other relevant factors. There can be no assurance as to when or whether ATC will consummate such sale(s). The parties will continue to monitor market conditions, and will sell only if a satisfactory transaction can be obtained.

Except as set forth above, ATC and BP do not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) - (j) of Item 4 in Schedule 13D.

This schedule does not constitute an offer of any securities for sale.

Item 5.                           Interest in Securities of the Issuer
  Item 5(a) is amended in its entirety to read as follows:

(a) ATC is the owner of record of 6,662,682 shares of Vysis common stock (the “Shares”). The Shares constitute 65.5% of the outstanding Vysis common stock, based on 10,171,253 shares outstanding as reported in Vysis, Inc.‘s Form 10-Q for the first quarter of 2001 filed on May 15, 2001. BP is the ultimate parent company of ATC. As a result, BP is a beneficial owner of the Shares and may be deemed to be a member of a group with ATC and BP Corporation North America Inc. (100% owner of ATC), and BP America Inc. (100% owner of BP Corporation North America Inc., and a wholly owned subsidiary of BP p.l.c.)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 10, 2001
                    BP p.l.c.

                    By: /s/ Gillian E. Young
                    Name: G. E. Young
                    Title: Assistant Company Secretary

                    BP America Inc.

                    By: /s/ Daniel B. Pinkert
                    Name: D. B. Pinkert
                    Title: Corporate Secretary

                    BP Corporation North America Inc.

                    By: /s/ Daniel B. Pinkert
                    Name: D. B. Pinkert
                    Title: Corporate Secretary

                    Amoco Technology Company

                    By: /s/ Daniel B. Pinkert
                    Name: D. B. Pinkert
                    Title: Vice President

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
BP p.l.c.

     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, or each of the directors and executive officers as of June 28, 2001 of BP p.l.c. (“BP”) is set forth below. Except as set forth below, each of the directors and executive officers is a citizen of the United Kingdom. The business address of each director and officer is BP p.l.c., Britanic House, 1 Finsbury Circus, London EC2M 7BA, England. Unless otherwise indicated, each occupation set forth opposite an executive officer’s name refers to employment with BP.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Directors	(Executive Officer positions noted, where applicable)
P. D. Sutherland (Ireland)	Non-executive Chairman, Chairman and Managing Director of Goldman Sachs International
Sir Ian Prosser	Non-executive Deputy Chairman, Chairman of Bass PLC
The Lord Browne of Madingley	Executive Director and Group Chief Executive
Dr. J.G.S. Buchanan (British and New Zealand)	Executive Director and Chief Financial Officer
R. F. Chase	Executive Director and Deputy Group Chief Executive
R. L. Olver	Executive Director, Exploration and Production
J. H. Bryan (United States)	Non-executive Director, Chairman of Sara Lee Corporation
E. B. Davis, Jr. (United States)	Non-executive Director, President and Chief Executive Officer of Alliant Energy
C. F. Knight (United States)	Non-executive Director, Chairman of Emerson Electric
F. A. Maljers (Netherlands)	Non-executive Director, Chairman of the Supervisory Boards of the Amsterdam Concertgebouw N.V., KLM Royal Dutch Airlines and Rotterdam School of Management, Erasmus University
Dr. W. E. Massey (United States)	Non-executive Director, President of Morehouse College
H. M. P. Miles	Non-executive Director, Chairman of Johnson Matthey
Sir Robin Nicholson	Non-executive Director, retired Chairman of Pilkington Optronics
M. H. Wilson (Canada)	Non-executive Director, Chairman and Chief Executive Officer of RT Capital Management
Sir R. Wilson	Non-executive Director, Chairman of Rio Tinto plc

Executive Officers
J. C. Hanratty (New Zealand)	Company Secretary
P. J. Clayton (United States)	Deputy Company Secretary
G. E. Young	Assistant Company Secretary

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF
AMOCO TECHNOLOGY COMPANY

      The names, titles, and principal occupations of all of the Directors and Executive Officers of ATC are set forth below. Each individual is a U.S. citizen and unless otherwise indicated, has a business address of 200 E. Randolph Dr. , Chicago, IL 60601.

NAME	TITLE(S), PRINCIPAL OCCUPATION
A. J. Nocchiero	President of ATC; Chief Financial Officer-Chemicals Stream, Vice President and Controller-North America of BP Corporation North America, Inc.
C.W. Coburn 989 Corporate Drive Linthincum, Maryland U.S.A.	Vice President of ATC; Chief Financial Officer of BP Solar
I. Springett	Vice President and Chief Financial Officer of ATC; Vice President Finance-The Americas of BP p.l.c.
D. B. Pinkert	Director and Vice President of ATC; Assistant General Counsel of BP America Inc.
J.K. Windsor 215 Shuman Blvd. 3-E Naperville, Illinois U.S.A.	Vice President of ATC; Human Resources Representative of BP America Inc.
F. J. Sroka	Vice President of ATC; Chief Patent Counsel-U.S. of BP America Inc.
J.G. Nemeth	Vice President and General Tax Officer of ATC; Vice President and General Tax Officer of BP America Inc.
D. A. Plumb	Director of ATC; Supervisor, Legal Support of BP America Inc.
D. A. Dowling	Director of ATC; Sr. Legal Assistant of BP America Inc.